

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2024

Thane Wettig
Chief Executive Officer
FibroGen, Inc.
409 Illinois Street
San Francisco, California 94158

  Re: FibroGen, Inc.
    Registration Statement on Form S-3
    Filed June 28, 2024
    File No. 333-280597

Dear Thane Wettig:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Crawford at 202-551-7767 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: John McKenna, Esq.